ZODIAC EXPLORATION INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 12, 2012

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of holders ("Shareholders") of common shares (the "Common Shares") of Zodiac Exploration Inc. (the "Corporation") will be held at the offices of Burnet, Duckworth & Palmer LLP, Suite 2400, 525-8th Ave SW Calgary, AB T2P 1G1 on September 12, 2012 , at 10:00 a.m. (Calgary time), on September 12, 2012, at 10:00 a.m. (Calgary time), for the following purposes:

(a)	to receive the financial statements of the Corporation for the year ended September 30, 2011, and the report of the auditors thereon;

(b)	to fix the number of directors of the Corporation at four (4);

(c)	to elect the directors of the Corporation for the ensuing year from the nominees as proposed by management;

(d)
to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration;

(e)	to consider, and if deemed advisable, pass an ordinary resolution to approve the Corporation's rolling 10% share option plan; and

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is August 8, 2012 (the "Record Date").  Only Shareholders whose names have been entered in the register of Shareholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time for holding the Meeting, or adjournment thereof.  Shareholders are cautioned that the use of the mail to transmit proxies is at each shareholder’s risk.

DATED at Calgary, Alberta this 8th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS (signed) “W. Murray Rodgers”
W. Murray Rodgers President and Chief Executive Officer